

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2010

Joseph E. Dondanville
Senior Vice President, Chief Financial Officer
RLI Corp.
9025 North Lindbergh Drive
Peroia, IL 61615

> **Re: RLI Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 24, 2010**
> **Definitive 14A**
> **Filed March 25, 2010**
> **Form 10-Q for the Period Ended March 31, 2010**
> **Filed April 26, 2010**
> **Form 10-Q for the Period Ended June 30, 2010**
> **Filed July 28, 2010**
> **File No. 001-09463**

Dear Mr. Dondanville:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.   If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K filed February 24, 2010

Item 1. Business
Reinsurance, page 7

1. We note that you cede more than 10% of your written premiums to Munich Re America/HSB, Endurance Re and Lloyds of London. Please provide proposed disclosure describing the terms of these agreements and file them as exhibits. Alternatively, provide an analysis supporting your determination that you are not dependent on each of the agreements.

Definitive Proxy filed March 25, 2010

Director and Nominee Information, page 6

2. Please provide proposed disclosure for your 2011 proxy statement to include for each director and nominee his or her principal occupation and employment during the past five years. Specifically, please provide employment information regarding Ms. Allen from November 2005 through August 2008 and Mr. Baily following his service as President of Swiss Re Capital Partners from 1999 through 2002. If Mr. Baily is retired, please clarify.

Compensation Discussion & Analysis
Annual Compensation
Market Value Potential Executive Incentive Program (MVP Program), page 28

3. We note your disclosure of the 2009 MVP achieved by the company and the corresponding awards credited to each named executive officers' bonus bank. Please confirm that your 2011 proxy will include an expanded discussion of the MVP Program which will provide the basis upon which the 2010 MVP was calculated including the required return, the cost of capital and the actual return.

4. Please tell us how the ERC uses individual performance to determine each executive's percentage bonus award under the MVP program. If it is a subjective assessment of the executive's performance during the prior year, please describe the factors the ERC considered.

Form 10-Q for the Period Ended March 31, 2010

Item 1A. Risk Factors, page 46

5. We note your disclosure on page 38 that you have initiated a crop reinsurance program in which you began assuming multi-peril crop insurance and crop hail premium and exposure under a quota share agreement. We note further that you have not provided additional disclosure regarding any risks associated with this new product or your role as reinsurer under such agreements. Please tell us why you have determined that such disclosure is not necessary.

Form 10-Q for the Period Ended June 30, 2010

Item 1. Financial Statements
Notes to Unaudited Condensed Consolidated Interim Financial Statements
3. Fair Value Measurements
Assets and Liabilities Recorded at Fair Value on a Recurring Basis, page 18

6. Please provide us proposed revised disclosure to be included in future filings beginning with your September 30, 2010 Form 10-Q for assets classified as Level 2 to separately identify the inputs used in determining the fair value of each class of assets as required by ASC 820-10-50-2e as amended by ASU 2010-06. Please see ASC 820-10-55-22A for examples of the inputs to be disclosed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant (202) 551-3658 or Mary Mast, Senior Staff Accountant at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Karen Ubell, Staff Attorney at (202) 551-3873 or Suzanne Hayes, Legal Branch Chief at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant